Exhibit 99.3

Wellchange Holdings Company Limited

Unit 7 On 25th Floor, Global Gateway Tower, No. 63 Wing Hong Street, Kowloon, Hong Kong

PROXY

Solicited on Behalf of the Board of Directors for the Extraordinary General Meeting of Shareholders

To be held on Wednesday, September 2, 2026 at 10:15 a.m. Hong Kong Time (Tuesday, September 1, 2026 at 10:15 p.m. Eastern Time)

The undersigned hereby appoints Mr. Shek Kin Pong as proxy with full power of substitution, to represent and to vote as set forth herein all the ordinary shares of Wellchange Holdings Company Limited (the “Company”) which the undersigned is entitled to vote at the extraordinary general meeting of shareholders of the Company (the “EGM”) and any adjournment or postponement thereof, as designated below. If no designation is made, the proxy, when properly executed, will be voted “FOR” Items 1, 2 and 3.

Item 1. By an ordinary resolution, subject to and conditional upon the Class B Proposal being passed at the Class B Meeting, to approve the consolidation of every five (5) issued and unissued Class A Ordinary Shares into one (1) Class A Ordinary Share, at an aggregate ratio of one-for-five (1-for-5) (the “Class A Share Consolidation”), with effect from the day immediately following the date of the EGM, with the Class B Ordinary Shares remaining unconsolidated and their conversion rate adjusted in accordance with the memorandum and articles of association, all as more fully described in the accompanying Proxy Statement.

☐ For ☐ Against ☐ Abstain

Item 2. By a special resolution, to adopt the sixth amended and restated memorandum and articles of association of the Company, in the form attached as Annex A to the accompanying Proxy Statement, in substitution for, and to the exclusion of, the Company’s existing fifth amended and restated memorandum and articles of association, with immediate effect, to reflect (i) the Class A Share Consolidation, (ii) the amendments to the provisions under the existing fifth amended and restated memorandum and articles of association in connection with the passing of written resolutions and (iii) exclusive jurisdiction provisions for dispute resolution in respect of certain Cayman law and internal affairs claims, subject to the carve-outs set out therein against the Company (the “Sixth A&R M&A Adoption Proposal”).

Item 3. By an ordinary resolution, to authorize the directors and the Company’s registered office service provider to take related administrative actions and make necessary filings with the Registrar of Companies of the Cayman Islands in respect of the resolutions duly approved by shareholders.

☐ For ☐ Against ☐ Abstain

Item 4. By an ordinary resolution, to authorize the chairman of the Meetings to adjourn either or both of the Class B Meeting and the EGM to a later date or dates, if necessary, to permit further solicitation and vote of proxies (the “Adjournment”).

☐ For ☐ Against ☐ Abstain

In his discretion, the proxy is authorized to vote upon any other matters which may properly come before the meeting or any adjournment or postponement thereof.

THIS PROXY CARD IS VALID ONLY WHEN SIGNED AND DATED.

Dated: __________________________________, 2026

Signature: __________________________________

Signature (Joint Owners): __________________________________

Please date and sign name exactly as it appears hereon. Executors, administrators, trustees, etc. should so indicate when signing. If the shareholder is a corporation, the full corporate name should be inserted and the proxy signed by an officer of the corporation indicating his/her title.

VOTING INSTRUCTIONS

To vote by Internet: visit www.proxyvote.com or scan the QR code on your voting card. To vote by Telephone: call the telephone number on your voting card. To vote by Mail: check the appropriate boxes, sign, date and return your voting card in the enclosed envelope. The latest we will accept voting is August 31, 2026, at 10:00 a.m. Hong Kong Time (August 30, 2026, at 10:00 p.m. Eastern Time).

CONSENT TO SHORT NOTICE

Meeting of the Holders of Class B Ordinary Shares and

Extraordinary General Meeting of Shareholders of

Wellchange Holdings Company Limited

to be held on Wednesday, September 2, 2026

The undersigned, being a Shareholder of Wellchange Holdings Company Limited (the “Company”) entitled to attend and vote at the meeting of the holders of Class B Ordinary Shares and/or the extraordinary general meeting of shareholders of the Company convened for Wednesday, September 2, 2026 at 10:00 a.m. Hong Kong Time (Tuesday, September 1, 2026 at 10:00 p.m. Eastern Time) (together, the “Meetings”), hereby consents, in accordance with Article 10.13 of the Company’s amended and restated memorandum and articles of association, to each of the Meetings being held on less than seven (7) Clear Days’ notice.

Signature: ______________________________________

Print Name: ____________________________________

(If signing on behalf of a corporation or other non-natural person, please state title/capacity below.)

Title/Capacity: __________________________________

Date: __________________________________________

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